U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 12-3-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02053159

:ING PAGE
ired of Brokers and Dealers
the Securities Exchange Act of 1934
17a-5 Thereunder

SEC FILE NO.
~~8-17741~~
8-27945

REPORT FOR THE PERIOD BEGINNING	10/01/01	AND ENDING	9/30/02
	MM/DD/YY		MM/DD/YY

FV 12/6/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PreferredTrade, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

667 Mission Street, 4th Floor
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
NOV 27 2002
WASH. D.C. 180 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Tagle **(415) 764-2498**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/29

OATH OR AFFIRMATION

I, Mark Bold, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PreferredTrade, Inc. as of September 30, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name C. Mark Bold
Title President and Chief Operating Officer

Notary Public

PETER THOMAS TOVES PEREZ
Commission # 1286051
Notary Public - California
San Francisco County
My Comm. Expires Dec 2, 2004

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors
of PreferredTrade, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of PreferredTrade, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 8, 2002

PreferredTrade, Inc.
Statement of Financial Condition
September 30, 2002

Assets	
Cash and cash equivalents	$ 1,297,428
Cash and securities segregated under federal and other regulations	53,685,905
Securities purchased under agreements to resell	2,600,000
Securities owned, at market value (Note 4)	8,843,190
Securities borrowed	9,404,600
Receivable from brokers, dealers and clearing organizations (Note 5)	2,142,004
Receivable from customers	18,426,472
Receivable from non-customers	316,546
Goodwill, net of accumulated amortization of $399,563 (Note 2)	2,264,189
Fixed assets, net of accumulated depreciation and amortization of $4,657,210 (Note 6)	6,838,999
Other receivables and assets, net of allowance for for doubtful accounts of $1,188,537	2,311,945
Total assets	$ 108,131,278
Liabilities and Stockholders' Equity	
Liabilities:	
Securities sold but not yet purchased, at market value (Note 4)	$ 1,463,296
Payable to brokers, dealers and clearing organizations (Note 5)	331,876
Payable to customers	77,192,157
Payable to non-customers	2,782,249
Accounts payable and accrued expenses	2,670,342
Notes payable	615,000
Total liabilities	85,054,920
Liabilities subordinated to claims of general creditors (Note 7)	18,517,000
Commitments and contingencies (Note 14)	-
Stockholders' equity:	
Common stock $1.25 par value; 2,000,000 shares authorized; 431,189 shares issued and outstanding	538,987
Additional paid-in capital	11,457,972
Accumulated deficit	(7,437,601)
Total stockholders' equity	4,559,358
Total liabilities and stockholders' equity	$ 108,131,278

The accompanying notes are an integral part of these financial statements.